UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

Commission File Number  001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC  V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  [   ]     Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [   ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [   ]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  [   ]     No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-__________.

INITIAL COPPER FLATS INFERRED RESOURCE ESTIMATE YIELDS 190 MILLION TONNES OF HIGH-GRADE COPPER AND GOLD

Vancouver, B.C., Wednesday, February 1, 2006 - Entrée Gold Inc. (TSX-V: ETG; AMEX: EGI – “Entrée” or the “Company”) announces that a new mineral resource estimate prepared by Ivanhoe Mines Ltd. (NYSE: IVN; TSX: IVN; – “Ivanhoe”) under the supervision of AMEC Americas Limited (“AMEC”) has now delineated an initial inferred resource for the northern extension of the Hugo North Deposit  (the “Hugo North Extension”) on the Copper Flats area of Entrée’s Shivee Tolgoi property, in Mongolia’s South Gobi region.

This initial Copper Flats inferred resource (see also Ivanhoe’s news release of February 1, 2006) is estimated to be 190 million tonnes at an average grade of 1.57% copper and 0.53 grams of gold per tonne (g/t) for a copper equivalent grade* of 1.91%, at a 0.6% copper equivalent cut-off.  At a higher cut-off of 2% copper equivalent, the new estimate yields an inferred resource of 64 million tonnes at an average grade of 2.78% copper and 1.10 g/t gold for a copper equivalent grade of 3.48% -  the highest-grade resource defined to date at Ivanhoe’s Oyu Tolgoi property.  The Hugo North Extension continues to be expanded by ongoing exploration drilling.

“We are very pleased with the progress made by Ivanhoe over the past year,” commented Greg Crowe, Entrée’s President and CEO. “Ivanhoe has aggressively drilled a 625 metre extension to the Hugo North Deposit on our property and has outlined some extremely rich copper-gold mineralization.”

The inferred resource of 190 million tonnes grading 1.57% copper and 0.53 g/t gold (a copper equivalent grade of 1.91%) is estimated to contain approximately 6.6 billion pounds of copper and 3.2 million ounces of gold.  Alternatively, the inferred resource of 64 million tonnes grading 2.78% copper and 1.10 g/t gold (a copper equivalent grade of 3.48%) at a 2% copper equivalent cut-off is estimated to contain approximately 3.9 billion pounds of copper and 2.3 million ounces of gold.

Table 1:

Hugo North Extension Inferred Mineral Resource on the Ivanhoe/Entrée Shivee Tolgoi Joint Venture Property as of January 2006 at various Copper-Equivalent cut-off grades

Class	Copper Equiv. Cut-off	Tonnage	Copper	Gold	Copper Equiv.	Contained Metal
Hugo North Deposit on Shivee Tolgoi		(tonnes)	(%)	(g/t)	(%)	Copper (‘000 lbs)	Gold (ounces)	Copper Equiv. ('000 lbs)
Inferred	3.5	27,340,000	3.69	1.33	4.53	2,220,000	1,170,000	2,730,000
	3.0	37,630,000	3.40	1.23	4.18	2,820,000	1,480,000	3,470,000
	2.5	50,180,000	3.07	1.17	3.82	3,400,000	1,880,000	4,220,000
	2.0	64,060,000	2.78	1.10	3.48	3,920,000	2,270,000	4,910,000
	1.5	87,480,000	2.41	0.93	3.01	4,660,000	2,620,000	5,810,000
	1.25	110,420,000	2.16	0.80	2.67	5,260,000	2,830,000	6,500,000
	1.0	131,230,000	1.97	0.72	2.42	5,690,000	3,020,000	7,010,000

0.9	140,340,000	1.89	0.68	2.33	5,850,000	3,080,000	7,200,000
0.8	151,870,000	1.80	0.64	2.21	6,040,000	3,150,000	7,420,000
0.7	169,470,000	1.69	0.59	2.06	6,310,000	3,200,000	7,710,000
0.6	190,160,000	1.57	0.53	1.91	6,590,000	3,240,000	8,010,000

*  Copper equivalent grades have been calculated using assumed metal prices (US$0.80/lb. for copper and US$350/oz. for gold);  %Cu equivalent = %Cu + [Au(g/t)x(11.25/17.64)]

Ivanhoe has the right to earn an 80% interest in mineral rights on the project area below a depth of 560 metres.  Accordingly, Entrée’s 20% interest is estimated to be 38 million tonnes, containing approximately 1.32 billion pounds of copper and approximately 650,000 ounces of gold. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Four deep-hole capacity rigs are continuing with infill drilling to upgrade the newly delineated inferred resource to the indicated status, so that detailed underground planning can begin for the Copper Flats portion of the Entrée – Ivanhoe Project property.

Continuing Resource Expansion Drilling

The initial inferred resource estimate includes the results of drilling up to and including holes EGD053, 053A, 053B, approximately 625 metres onto Entrée’s Copper Flats project area. Drilling northward from these holes (and daughter hole 053C), is continuing to test for possible extensions to the mineralized system.

Significantly, Hole EGD081B, located approximately 750 metres north of the 053 series of holes, has intersected 48 metres averaging 0.45% copper and 0.02 g/t gold, commencing at a downhole depth of 1,724 metres.  The hole is believed to have located the top of the mineralized system, thereby extending the potential strike length of the Copper Flats mineralization to a total of approximately 1,300 metres. Hole EGD081, the original hole collared at this location, penetrated the hangingwall stratigraphy, but passed over the top of the target.  Daughter-hole EGD081A was lost due to technical difficulties.

Hole EGD082A (previously reported on January 16, 2006) was collared approximately 150 metres north of the 053 series of holes and drilled to a depth of 1,429 metres.  This hole was abandoned in a fault zone interpreted to be in the hangingwall of the deposit.  It is believed that this fault may offset the mineralized zone to the west.

Greg Crowe further comments, “The step-out drilling not included in this initial resource estimate indicates that the system could extend for at least another 700 metres. The ongoing drill program should continue to increase value for Entrée shareholders by both upgrading this initial resource and testing for the northward extension of the mineralized system.”

QUALITY ASSURANCE AND CONTROL

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a qualified person as defined by National Instrument 43-101, is responsible for the preparation of technical information in the this news release.

The new resource estimate was prepared by Ivanhoe, in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, as required by NI 43-101, and independently supervised by AMEC under the direction of Dr. Harry Parker, Ch. P. Geol., and Steven Blower, P. Geo., both employees of AMEC and independent qualified persons, as defined by NI 43-101.  Ivanhoe’s QA/QC program is monitored by independent consultant Dr. Barry Smee, P.Geo., and managed on site by Dale Sketchley, M.Sc., P.Geo. SGS Mongolia LLC prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia.  Prepared standards and blanks are inserted at the sample preparation lab on the project site to monitor the quality control of the assay data.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a mineral exploration company focused on gold and copper prospects. The Company is a large landholder in Mongolia’s south Gobi Desert, near the Chinese border. Entrée maintains 100% interest in the 179,590 hectare Lookout Hill (Shivee Tolgoi) property which completely surrounds Ivanhoe’s 8,500 hectare, Turquoise Hill (Oyu Tolgoi) holdings.

Under an “Earn-In Agreement” announced in October 2004, Ivanhoe has the right to earn an interest in approximately 22% (40,000 hectares) of Entrée’s Lookout Hill property. By the terms of the agreement, Ivanhoe must spend a minimum of US$20 million in order to earn any interest in the mineral rights to the project property and may acquire up to a 70% interest in mineralization above a depth of 560 metres and an 80% interest in mineralization below a depth of 560 metres by spending US$35 million. Thereafter, Entrée has the right to require Ivanhoe to fund its share of subsequent joint venture costs through to production, to be recovered from production cash flow.

The Company is well funded, with approximately CDN$25 million in its treasury, to explore its wholly-owned projects in Mongolia. In addition, it continues to review new project opportunities globally.

Entrée is a Tier 1 listed company that trades on the TSX Venture Exchange under the symbol “ETG” and on the AMEX under the symbol “EGI”.

FURTHER INFORMATION

Primoris Group

Investor Relations

Tel: 866-368-7330

Email: ETG@primorisgroup.com

or

Entrée Gold Inc.

Mona Forster, Business Manager

Tel: 604-687-4777

Website: www.entreegold.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC.

(Registrant)

Date   February 1, 2006

By:

/s/  Hamish Malkin

Hamish Malkin

Secretary and Chief Financial Officer